Exhibit 99.4

CERTIFICATE OF AUTHOR
R. M. Gowans

As a co-author of this report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”, dated 16 July, 2010, amended the 1st September, 2010, I, Richard M. Gowans, P. Eng. do hereby certify that:

1.	I am employed by, and carried out this assignment for:

Micon International Limited
Suite 900, 390 Bay Street
Toronto, Ontario, M5H 2Y2
tel. (416) 362-5135 fax (416) 362-5763
e-mail: rgowans@micon-international.com

2.	I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K., 1980

3.	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.	I have worked as an extractive metallurgist in the minerals industry for over 29 years.

5.

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

6.	I visited the project site between 28 September, 2004 and October 1, 2004.

7.

I am responsible for the preparation of Section 16 of this report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”, dated 16 July, 2010, amended the 1st of September, 2010.

8.	I am independent of Kimber Resources Inc., as defined in Section 1.4 of NI 43-101.

9.

I was an author of the December 1, 2009 Technical Report entitled “An Updated Mineral Resource Estimate for the Carmen and Veta Minitas Deposits, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 1st day of September, 2010

“Richard M. Gowans” {signed and sealed}

Richard M. Gowans, P.Eng.